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14047561

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 04 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47883

FACING PAGE

Information Required of Brokers-Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Freedom Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

375 Raritan Center Parkway
(No. and Street)

Edison	NJ	08837
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert G. Lowenthal — 212-668-5782
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza	New York	New York	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Albert G. Lowenthal , affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Freedom Investments Inc., as of and for the year ended December 31, 2013, are true and correct. I further affirm that neither the company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chairman and Chief Executive Officer
Title

Subscribed and sworn to before me on this
28th day of FEBRUARY 2014

Notary Public

MARIA GONZALEZ
Notary Public - State of New York
NO. 01GO6207206
Qualified in Queens County
My Commission Expires 6/8/17

FREEDOM INVESTMENTS, INC.
(S.E.C. I.D. No. 8-47883)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2013 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Freedom Investments, Inc.
Index
December 31, 2013

Page(s)

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of Freedom Investments, Inc.

We have audited the accompanying statement of financial condition of Freedom Investments, Inc. (the "Company") as of December 31, 2013, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Freedom Investments, Inc. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2014

Freedom Investments, Inc.
Statement of Financial Condition
December 31, 2013

Assets	
Cash and cash equivalents	$ 2,994,020
Cash segregated under Federal and other regulations	18,445,401
Receivable from customers	130,958
Securities owned, at fair value	112,940
Due from Parent, clearing broker	252,360
Office facilities, net	11,667
Deferred taxes	160,881
Other assets	202,039
Total assets	$ 22,310,266
Liabilities and Stockholder's Equity	
Payable to customers	$ 16,426,589
Securities sold, not yet purchased, at fair value	55,496
Income taxes payable	18,035
Accrued expenses and other liabilities	640,585
Total liabilities	17,140,705
Commitments and contingencies (Notes 7)	
Stockholder's Equity	
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	4,716,394
Retained earnings	452,167
Total stockholder's equity	5,169,561
Total liabilities and stockholder's equity	$ 22,310,266

The accompanying notes are an integral part of the statement of financial condition.

1. Organization

Freedom Investments, Inc. (the "Company"), a Delaware Corporation, was organized in November 1994 and is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides on-line equity investing as well as discount brokerage services to individual investors throughout the United States.

The Company is a wholly owned subsidiary of Oppenheimer & Co. Inc. ("the Parent") whose ultimate parent is Oppenheimer Holdings Inc., a Delaware public corporation.

2. Significant Accounting Policies

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and cash equivalents consist of cash of $2,163,642 held with one financial institution and a money market fund of $830,378. The Company defines cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. The Company considers these Level 1 investments in the fair value hierarchy.

Receivable from customers are primarily comprised of balances due to the Company for customer investing plans. Payable to customers are primarily comprised of balances related to customer cash transactions.

Securities owned and securities sold, not yet purchased are recorded on a trade date basis, and are recorded at fair value. The Company's securities owned and securities sold, not yet purchased are comprised of equity securities, valued based on quoted prices and therefore classified as Level 1 within the fair value hierarchy. All securities transactions are cleared through the Parent.

Customers' securities transactions are reported on a settlement date basis which is generally three business days after trade date. Related commission income and expenses are recorded on a trade date basis.

New Accounting Pronouncements

Recently Issued

In July 2013, the FASB issued ASU No. 2013-11 "Presentation of Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists." The ASU provides guidance that an unrecognized tax benefit should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward. The ASU is effective for the annual reporting period in the fiscal year that begins after December 15, 2013. The Company is currently evaluating the impact, if any, that the ASU will have on the statement of financial condition.

3. Cash Segregated Under Federal and Other Regulations

Cash of $18,445,401 was held at year-end in a special reserve bank account for the exclusive benefit of customers in accordance with regulatory requirements.

4. Financial Instruments and Fair Value Measurements

Financial Instruments

Securities owned and securities sold but not yet purchased are carried at fair value. The Company's other financial instruments are generally short-term in nature or have variable interest rates and as such their carrying values approximate fair value.

Securities owned and securities sold, but not yet purchased, consist of corporate equities with fair values of $112,940 and $55,496, respectively.

Valuation Techniques

Corporate equities are generally valued based on quoted prices from the exchange or market where traded and categorized as Level 1 in the fair value hierarchy. To the extent quoted prices are not available, prices are generally derived using bid/ask spreads, and these securities are generally categorized in Level 2 of the fair value hierarchy.

Fair Value Measurements

The Company adopted the accounting guidance for the fair value measurement of financial assets, which defines fair value, establishes a framework for measuring fair value, establishes a fair value measurement hierarchy, and expands fair value measurement disclosures. Fair value, as defined by the accounting guidance, is the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy established by this accounting guidance prioritizes the inputs used in valuation techniques into the following three categories (highest to lowest priority):

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly; and

Level 3: Unobservable inputs.

The Company's assets and liabilities recorded at fair value on a recurring basis as of December 31, 2013 have been categorized based upon the fair value hierarchy as follows:

	Fair Value Measurements at December 31, 2013			
	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents	$ 830,378	$ -	$ -	$ 830,378
Securities owned				
Corporate equities	112,940	-	-	112,940
	$ 943,318	$ -	$ -	$ 943,318
Liabilities				
Securities sold, but not yet purchased				
Corporate equities	$ 55,496	$ -	$ -	$ 55,496
	$ 55,496	$ -	$ -	$ 55,496

The Company has cash and receivables from customers that are not measured at fair value on a recurring basis in the statement of financial condition. The carrying value of the receivables from customers is categorized in the fair value hierarchy as Level 1.

5. Office Facilities

The components of office facilities at December 31, 2013 are as follows:

Leasehold improvements	$ 64,957
Accumulated amortization	(53,290)
	$ 11,667

6. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be the greater of $250,000, or of 6-2/3% of aggregate indebtedness, as defined. At December 31, 2013, the Company had net capital of $4,528,157, which exceeded minimum capital requirements by $4,278,157.

7. Commitments and Contingencies

The Company leases office space expiring in 2015.

Future minimum rental commitments under such operating leases are as follows:

2014	$ 469,720
2015	437,099
	$ 906,819

Certain leases contain escalation clauses.

8. Financial Instruments With Off-Balance Sheet Risk

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the statement of financial condition. Securities positions are monitored on a daily basis.

9. Income Taxes

The Company is included in an affiliated group that files a consolidated Federal income tax return. The Company recognizes its related federal income tax provision on a separate company basis. The Company files state and local income tax returns on a separate company basis or as part of the affiliated group's combined or consolidated state filing, depending on the specific requirements of each state and local jurisdiction. The Company computes income tax expense on a separate company basis with respect to the states in which it files on a separate company basis. With respect to other state filings, the Company computes income tax expense (if any) on an allocated basis based on the taxable income or loss of the Company and of the affiliated group. The open income tax years for the affiliated group vary by jurisdiction, but all income tax years are closed through 2007 for all significant jurisdictions.

Deferred income taxes are provided for temporary differences between the financial reporting and tax basis of the Company's assets and liabilities. The deferred income tax provision results from temporary differences related to the reserve for bad debt and deferred fees, and depreciation.

Management has evaluated its tax positions for the year ended December 31, 2013 and determined that it has no uncertain tax positions requiring financial statement recognition.

10. Related Party Transactions

The Company has a clearing agreement with the Parent to clear its security transactions on both a fully disclosed and omnibus basis. Expense for floor brokerage, clearing and exchange fees represent amounts charged to the Company by the Parent. In the event a fully disclosed customer is unable to fulfill its contractual obligation to the Parent, the Company may be exposed to off-balance sheet risk. Pursuant to the terms of the agreements between the Company and the Parent, the Parent has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the Parent, the Company believes there is no maximum amount assignable to this right. At December 31, 2013, the Company has recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

Cash equivalents of $830,378 and securities owned of $112,940 are held in the Company's brokerage account with the Parent. The Company is included in the Parents calculation of reserve requirements for the proprietary accounts of introducing brokers.

At December 31, 2013, the Company had an amount due from the Parent of $252,360 of which $194,831 related to dividends earned by the Company's customers. These dividend payments are

initially made by the Company to its customers and subsequently reimbursed to the Company by the Parent.

11. Subsequent Events

The Company has performed an evaluation of events that have occurred since December 31, 2013 and through February 28, 2014 and determined that there are no events that have occurred that would require recognition or additional disclosure in the statement of financial condition.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

February 28, 2014

Freedom Investments, Inc.
375 Raritan Center Parkway
Edison, NJ 08837

In planning and performing our audit of the financial statements of Freedom Investments, Inc. (the "Company") as of and for the year ended December 31, 2013 (on which we issued our report dated February 28, 2014 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP